Exhibit 99.1

YM BIOSCIENCES REPORTS POSITIVE NIMOTUZUMAB FOUR-
YEAR SURVIVAL DATA PRESENTED AT ASTRO 2009
- Follow-on results from a randomized Phase IIb head & neck trial demonstrate efficacy of nimotuzumab without severe,
class-associated toxicities -

MISSISSAUGA, Canada - November 2, 2009 - YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, announced that an oral presentation at the American Society for Therapeutic Radiology and Oncology (ASTRO) 2009 Annual Meeting reported positive 48-month survival data for its EGFR-targeting antibody, nimotuzumab. The “BEST” trial was a randomized four-arm study  treating patients with inoperable, locoregionally-advanced, stage III/IVa head and neck cancer with radiation alone, chemoradiation alone, or radiation or chemoradiation in combination with nimotuzumab. These data were a follow-up to 30-month survival data presented at ASCO 2009 and demonstrate that the benefit of adding nimotuzumab to radiation and chemoradiation is durable and persists for several years.

“These data are convincing evidence that nimotuzumab is an efficacious and safe drug and highlight its potential in the head and neck cancer indication. In this respect we note that the National Cancer Centre of Singapore has initiated a global Phase III trial with nimotuzumab in the adjuvant setting for head and neck cancer patients,” said David Allan, Chairman and CEO of YM BioSciences. “Activity of nimotuzumab in the BEST trial was similar to that demonstrated in separate trials with cetuximab in locally advanced head and neck cancer but there was no evidence that nimotuzumab's activity was accompanied by the advanced toxicities of the class.”

In the ASTRO presentation, Dr. Lokesh Viswanth, Kidwani Memorial Institute of Oncology, Bangalore, India described that the addition of nimotuzumab to radiotherapy (RT) and chemoradiotherapy (CRT) had an important effect on overall survival. At 48 months, 41% of the patients in the nimotuzumab+CRT arm were alive compared to 21% in CRT-alone arm, and 34.7% in the nimotuzumab+RT arm were alive compared to 13% in the RT-alone arm. The difference at 48 months between CRT and nimotuzumab+CRT arms reached statistical significance (p=0.0149). Kaplan-Meier curves for survival maintained a consistent separation at the 48-month update, demonstrating that the benefit of adding a fixed course of nimotuzumab to RT and CRT persists for an extended period. Because efficacy results in the control groups in this trial were similar to those published in contemporaneous international trials in this indication, and because imbalances between the study arms were minor, authors concluded that the benefit presented in this proof of principle trial must be attributable to the activity of nimotuzumab.

The trial contained no reports of late toxicity with nimotuzumab and its benign side-effect profile continued to be demonstrated. The combination of nimotuzumab with radiotherapy and chemoradiotherapy was safe and nimotuzumab did not potentiate radiation dermatitis. As a consequence, continuing reports concerning cetuximab and its significant potentiation of severe radiation dermatitis in the treatment of head and neck cancer with radiation continues to differentiate nimotuzumab which, as first described in a poster at AACR 2009, binds selectivity to cancer tissues thereby avoiding exacerbation of damage to healthy tissues by radiation.

“This trial adds to the body of clinical data concerning the activity of nimotuzumab in head and neck cancer, which includes a number of earlier trials. The presentation at ASTRO 2009 adds an important level of understanding for nimotuzumab’s development highlighting its prospect to be the best anti-EGFR monoclonal antibody in this patient population,” said Leonardo Viana Nicacio, M.D., Director of Clinical Affairs for YM BioSciences. “The data are now shown to be reproducible in three separate studies, all of which reported nimotuzumab's characteristically benign toxicity profile. While the chemoradiotherapy and radiotherapy protocols in BEST differ from those commonly used in North America and Europe, treatments were consistent between the arms allowing for an appropriate assessment of nimotuzumab's activity and efficacy. These data, which suggest activity and durability similar to other anti-EGFR antibodies in this population, support the intended initiation of Phase III trials in this patient population.”

A total of 92 patients were enrolled in the BEST trial, of which 76 were considered evaluable. The trial was sponsored by Biocon Ltd., the licensee from CIMAB S.A. for nimotuzumab in India. A poster describing 30-month data from this trial was presented at the 2009 ASCO Annual Meeting and is entitled: “A Phase IIb 4-arm open-label randomized study to assess the safety and efficacy of h-R3 monoclonal antibody against EGFR in combination with chemoradiation therapy or radiation therapy in patients with advanced (Stage III or IVa) inoperable head and neck cancer”, by Reddy BK  et al. (Citation: J Clin Oncol 27:15s, 2009; Abstract No: 6041; Session: Head and Neck Cancer).

The data presented at ASCO demonstrated that the addition of nimotuzumab to both the radiation and chemoradiation regimens improved the overall response rate, survival rate at 30 months, median progression-free survival and median overall survival. An unplanned, retrospective, combined group analysis of the nimotuzumab arms vs. the non-nimotuzumab arms demonstrated a significant difference in overall survival (p=0.0018) favoring nimotuzumab. The addition of nimotuzumab did not add to the severe toxicities of either regimen, with no Grade 3-4 skin toxicities observed. The authors concluded that the efficacy of nimotuzumab compares favorably to results reported for cetuximab and that this efficacy was not accompanied by the latter’s severe toxicities. They also concluded that this trial is the first randomized study in head and neck cancer to their knowledge that challenges the adopted tenet that the efficacy of EGFR inhibitors is linked to the toxicity of the class.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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